OFFICIAL USE

Notice of Government Securities Broker or Government Securities Dealer Activities to be Filed by a Financial Institution under Section 15C(a)(1)(B) of the Securities Exchange Act of 1934

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
Feb. 14, 2025
REGISTRATIONS BRANCH
04

1. Check appropriate regulatory agency (ARA):
   - A. ☐ Comptroller of the Currency
   - B. ☒ Board of Governors of the Federal Reserve System
   - C. ☐ Federal Deposit Insurance Corporation
   - D. ☐ Securities and Exchange Commission

2. Conducts business as:
   - A. ☐ Government Securities Broker
   - B. ☐ Government Securities Dealer
   - C. ☒ Government Securities Broker and Dealer

3. Filing status of notice:
   - A. ☐ Notice
   - B. ☒ Amendment

25007224

4. A. Full name of the financial institution Country Club Bank

   B. Address of principal office of financial institution:

   1 Ward Parkway
   Address
   Kansas City — City | MO — State | 64112 — Zip Code

   C. Address of principal office where government securities broker or government securities dealer activities will be conducted (if different from item (B)):

   9400 Mission Road
   Address
   Prairie Village — City | KS — State | 66206 — Zip Code

   D. Mailing address if different from (B) or (C):

   N/A
   Address
   City | State | Zip Code

   E. Name, title, and telephone number of contact person with respect to this notice:

   Scott Carrithers — Name | Managing Director — Title | 816-751-1439 — Area Code / Phone Number

5. Does financial institution conduct, or will it conduct, government securities broker or government securities dealer activities at any location other than given in Question 4 above? A. ☒ Yes B. ☐ No

   (If yes, provide addresses and describe activities.)

Address	City	State	Zip Code	Describe Activities
SEE ATTACHED				

FORM G-FIN

COUNTRY CLUB BANK

Response to Item 5

The principal office of Country Club Bank's Investment Division is located within our branch facility at 9400 Mission Road, Prairie Village, KS 66206. At this location the following Government securities dealer activities are conducted: Management and administration, operations, and sales and trading of Government securities.

Country Club Bank Investment Division operates four remote sales offices (listed below). Government securities dealer activities conducted within these offices is limited to solicitation of security sales. Such sales transactions are ultimately confirmed in the Investment Division's Prairie Village office. No trading of securities is conducted at any of these dealer locations.

Oklahoma Office

755 W. Covell Road, Suite 120, Edmond, OK 73003

Missouri Office

1 Ward Parkway, Kansas City, MO 64112

Minnesota Office

8050 Washington Avenue South, Suite #120, Eden Prairie, MN 55344

6. Furnish the name and title of each person who is directly engaged in the management, direction, or supervision of any of the financial institution's government securities broker or government securities dealer activities:

Full Name

Last / First / Middle			Title
Clark	Shannon	Nicole	Head of Taxable Trading Desk
Carrithers	Scott	David	Managing Director

NOTE: Attach a separate Form G-FIN-4 (or, if previously filed, a copy of Form MSD-4 or Form U-4) for each person named in item 6.

7. Has any "associated person" (see definition in paragraph A.7. of the instructions) responded "yes" to any question in Item 16 of Form G-FIN-4, or "yes" to one or more questions in Items 20 through 25 of Form MSD-4 on Page 22 of Form U-4?

A. ☐ Yes B. ☒ No

NOTE: The financial institution and the person executing this form are responsible for making an inquiry of all other employers of any associated person during the immediately preceding three years for the purpose of verifying the accuracy of the information furnished on Form G-FIN-4. (See 17 C.F.R. § 400.4(c)). Similar requirements are applicable to Form MSD-4 and Form U-4.

8. ***The financial institution submitting this notice and the person executing it represent that all of the information contained herein is true, current, and complete.***

Please print name and title of person executing this notice:

Scott David Carrithers
Name (First, Middle, Last)

Managing Director
Title

[signature]
Signature

2/7/25
Date